Exhibit 3.105

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A CORPORATION TO A

LIMITED LIABILITY COMPANY PURSUANT TO

SECTION 18-214 OF THE LIMITED LIABILITY ACT

1.	The jurisdiction where the Corporation first formed is Delaware.

2.	The jurisdiction immediately prior to filing this Certificate is Delaware.

3.	The date the corporation first formed is September 29, 1999.

4.	The name of the Corporation immediately prior to filing this Certificate is Aramark Organizational Services, Inc..

5.	The name of the Limited Liability Company as set forth in the Certificate of Formation is Aramark Organizational Services, LLC.

6.	The conversion is to become effective as of September 30, 2016.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 27th day of September, A.D. 2016.

By:	/s/ ROBERT T. RAMBO
Robert T. Rambo, Authorized Person